PLx Pharma Inc.

8285 El Rio St # 130

Houston, TX 77054

March 4, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Suzanne Hayes, Assistant Director

Re:  PLx Pharma Inc./Application for Withdrawal on Form RW for Registration Statement on Form S-1 (File No. 333-207297)

Ladies and Gentlemen:

PLx Pharma Inc. (the “Company”), hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”) that the Company’s Registration Statement on Form S-1 (File No. 333-207297), initially filed with the Securities and Exchange Commission (“SEC”) on October 5, 2015, as thereafter amended, together with all exhibits and amendments thereto (“Registration Statement”), be withdrawn effective immediately. No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the SEC.

Due to market conditions, the Company has determined at this time not to proceed with the offering and requests that the SEC consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Act. The Company may conduct one or more subsequent private offerings in reliance on Rule 155(c) under the Act, and requests that, in accordance with Rule 457(p) under the Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the SEC issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Michael L. Laussade of Jackson Walker L.L.P., via email at mlaussade@jw.com or via facsimile at (214) 661-6887. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the SEC unless, within fifteen days after such date, the Company receives notice from the SEC that this application will not be granted.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact our attorney, Michael L. Laussade at (214) 953-5805. Thank you for your assistance.

Very truly yours,

PLx Pharma Inc.

By:	/s/ Natasha Giordano
Natasha Giordano
Chief Executive Officer

cc:	Michael L. Laussade, Jackson Walker L.L.P.
Barry I. Grossman, Esq., Ellenoff Grossman & Schole LLP
Benjamin S. Reichel, Esq., Ellenoff Grossman & Schole LLP